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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3
                          ((S) 240.13E-3) THEREUNDER)

                              CELADON GROUP, INC.
                              (Name of the Issuer)

                              CELADON GROUP, INC.
                            LAREDO ACQUISITION CORP.
                     ODYSSEY INVESTMENT PARTNERS FUND, L.P.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.033 PER SHARE

                         (Title of Class of Securities)

                                  150838 10 0
                     (CUSIP Number of Class of Securities)

                                STEPHEN RUSSELL
                         PRESIDENT, CHAIRMAN, AND CHIEF
                               EXECUTIVE OFFICER
                              CELADON GROUP, INC.
                               ONE CELADON DRIVE
                             INDIANAPOLIS, IN 46235
                                 (317) 972-7000

                                  BRIAN KWAIT
                            LAREDO ACQUISITION CORP.
                      C/O ODYSSEY INVESTMENT PARTNERS, LLC
                          280 PARK AVENUE, 38TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 351-7900

                                   COPIES TO:

                                 ARNOLD JACOBS
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

                                RICHARD TROBMAN
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 906-1200

          (Name, Addresses And Telephone Numbers Of Persons Authorized
 To Receive Notices And Communications On Behalf Of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

(a) /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) / / The filing of a registration statement under the Securities Act of 1933.

(c) / / A tender offer.

(d) / / None of the above.

        Check the following box if soliciting materials or information statement referred to in checking box (a)are preliminary copies: /X/

                             CALCULATION OF FILING FEE

                      TRANSACTION VALUATION*                                             AMOUNT OF FILING FEE**
                           $151,548,368                                                          $30,310

* For purposes of calculation of fee only. This amount is based on (i) the conversion of 7,401,989 shares of common stock, par value $0.033 per share, of Celadon Group, Inc. (the "Celadon Common Stock") into the right to receive $20.00 in cash per share, (ii) the payment of an amount, with respect to options to purchase 444,675 shares of Celadon Common Stock, equal to the difference between the applicable exercise prices and $20.00 per share of Celadon Common Stock, and (iii) the payment of an amount, with respect to warrants to purchase 12,121 shares of Celadon Common Stock, equal to the difference between the exercise price and $20.00 per share of Celadon Common Stock.
** The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percent of the transaction value.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

Amount Previously Paid: $30,310

Form of Registration No.:                              Preliminary Proxy
                                                       Statement
Filing Party:                                          Celadon Group, Inc.
Date Filed:                                            July 27, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Rule 13e-3 Transaction Statement (the "Statement") relates to the Agreement and Plan of Merger dated as of June 23, 1998 (the "Merger Agreement") by and between Laredo Acquisition Corp., a Delaware Corporation, ("Merger Sub") and Celadon Group, Inc., a Delaware Corporation ("Celadon" or the "Company"). Merger Sub is a newly formed corporation, controlled by Odyssey Investment Partners Fund, LP ("Odyssey"). Odyssey Capital Partners, LLC, a Delaware limited liability company, is the general partner of Odyssey and Odyssey Investment Partners, LLC, a Delaware limited liability company, serves as the manager of Odyssey. Merger Sub was formed for the purpose of consummating the Merger (as defined below). A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all annexes thereto, the "Preliminary Proxy Statement"). The Preliminary Proxy Statement is attached hereto as Exhibit (d).

    Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) (i) Merger Sub will be merged into Celadon (the "Merger"), with Celadon continuing as the surviving corporation (the "Surviving Corporation"); (ii) the current directors of Celadon will be replaced by the directors of Merger Sub (and the majority of the directors of the Surviving Corporation will be designees of Odyssey); (iii) the shares of common stock of Merger Sub held by Odyssey will be converted into shares of common stock, par value $0.033 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"), representing approximately 90% of the outstanding shares of the Surviving Corporation Common Stock; (iv) an officer and director of Celadon, and an entity which is an affiliate of a director of Celadon, will retain certain of their existing shares (the "Rollover Shares") of Celadon Common Stock, which Rollover Shares will represent approximately 10% of the outstanding shares of the Surviving Corporation Common Stock; (v) certain officers and directors of Celadon will retain certain of their existing options to purchase Celadon Common Stock (the "Rollover Options"; and (vi) each share of Celadon Common Stock outstanding immediately prior to the Effective Time (except for the Rollover Shares and treasury shares held by Celadon) will be converted into the right to receive $20.00 per share in cash. Shares of Celadon Common Stock held in the Company's treasury will be canceled and retired. Except for the Rollover Options, all outstanding options and warrants exercisable to purchase shares of Celadon Common Stock will be canceled. The effective time of the Merger will be the date and time of the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the Delaware General Corporation Law (the "Effective Time"), which is scheduled to occur as soon as practicable after the satisfaction of certain closing conditions.

    The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Preliminary Proxy Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Preliminary Proxy Statement. The Preliminary Proxy Statement will be completed and, if appropriate, amended, prior to the time the definitive Proxy Statement is first sent or given to stockholders of the Company. This Statement will be amended to reflect such completion or amendment of the Preliminary Proxy Statement.

    The filing of this Statement shall not be construed as an admission by the Company, or by Merger Sub or Odyssey or any of their affiliates (together, the "Odyssey Entities"), that the Company is "controlled" by the Odyssey Entities or that any of the Odyssey Entities is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

                             CROSS REFERENCE SHEET


ITEM IN SCHEDULE 13E-3                                         LOCATION IN PROXY STATEMENT
---------------------------------------  ------------------------------------------------------------------------
Item l(a) and (b)......................  Outside Front Cover Page, "SUMMARY--The Parties to the Merger", "--The
                                         Special Meeting" and "THE SPECIAL MEETING--Record Date, Solicitation and
                                         Revocability of Proxies".

Item l(c) and (d)......................  "SUMMARY--Market Prices; Dividends" and "MARKET PRICES AND DIVIDENDS."

Item l(e)..............................  Not applicable.

Item l(f)..............................  Not applicable.

Item 2(a)-(d)..........................  Outside Front Cover Page, "SUMMARY--The Parties to the Merger"; "MERGER
                                         SUB AND ODYSSEY"; and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING
                                         CORPORATION."

Item 2(e) and (f)......................  Negative.

Item 2(g)..............................  Not applicable.

Item 3(a) and (b)......................  Not Applicable.

Item 4(a) and (b)......................  Outside Front Cover Page, "SUMMARY--Terms of the Merger", "--Effective
                                         Time", "--Conditions to Consummation of the Merger", "--Interests of
                                         Certain Persons in the Merger", "--Certain Related Agreements", "--No
                                         Solicitation; Fiduciary Duties", "--Termination; Fees and Expenses";
                                         "SPECIAL FACTORS--Interests of Certain Persons in the Merger",
                                         "--Certain Related Agreements"; "CERTAIN PROVISIONS OF THE MERGER
                                         AGREEMENT" and ANNEX A to the Preliminary Proxy Statement.

Item 5(a)..............................  Outside Front Cover Page; "SUMMARY--Terms of the Merger", "--Effective
                                         Time", and "--Conditions to Consummation of the Merger"; "CERTAIN
                                         PROVISIONS OF THE MERGER AGREEMENT" and ANNEX A to the Preliminary Proxy
                                         Statement.

Item 5(b)..............................  Not applicable.

Item 5(c)..............................  "SUMMARY--Certain Effects of the Merger"; "CERTAIN PROVISIONS OF THE
                                         MERGER AGREEMENT--Board of Directors and Officers of the Surviving
                                         Corporation"; and "DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION".

Item 5(d)-(g)..........................  "SUMMARY--Terms of the Merger", "--Certain Effects of the Merger",
                                         "--Market Prices; Dividends"; "SPECIAL FACTORS--Certain Effects of the
                                         Merger"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Treatment of
                                         Securities in the Merger" and "MARKET PRICES AND DIVIDENDS".

ITEM IN SCHEDULE 13E-3                                         LOCATION IN PROXY STATEMENT
---------------------------------------  ------------------------------------------------------------------------
Item 6(a)-(d)..........................  "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER".

Item 7(a)-(d)..........................  Outside Front Cover Page, "SUMMARY--Reasons for the Merger",
                                         "--Recommendation of the Board", "--Opinion of Financial Advisor",
                                         "--Interests of Certain Persons in the Merger", "--Certain Related
                                         Agreements", "--Certain Effects of the Merger", "--Certain Federal
                                         Income Tax Consequences of the Merger", "--Appraisal Rights"; "SPECIAL
                                         FACTORS-- Background of the Transaction", "--Reasons for the Merger;
                                         Recommendation of the Board of Directors", "--Purposes and Reasons of
                                         Odyssey and Merger Sub for the Merger", "--Opinion of Wasserstein
                                         Perella, Financial Advisor to Celadon", "--Interests of Certain Persons
                                         in the Merger", "--Certain Effects of the Merger", "--Certain Federal
                                         Income Tax Consequences of the Merger", "--Appraisal Rights", "--Certain
                                         Related Agreements."

Item 8(a) and (b)......................  "SUMMARY--Reasons for the Merger", "--Recommendation of the Board",
                                         "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of
                                         Directors", and "--Position of Odyssey and Merger Sub as to Fairness of
                                         the Merger."

Item 8(c)..............................  "SUMMARY--The Special Meeting", "--Conditions to the Consummation of the
                                         Merger", and "THE SPECIAL MEETING--Quorum; Required Vote" and "SPECIAL
                                         FACTORS--Reasons for the Merger; Recommendation of the Board of
                                         Directors".

Item 8(d)..............................  "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of
                                         Directors" and "--Position of Odyssey and Merger Sub as to Fairness of
                                         the Merger."

Item 8(e)..............................  "SUMMARY--Recommendation of the Board" and "SPECIAL FACTORS--Background
                                         of the Transaction" and "--Reasons for the Merger; Recommendation of the
                                         Board of Directors."

Item 8(f)..............................  Not applicable.

Item 9(a)-(c)..........................  "SUMMARY--Reasons for the Merger", "--Opinion of Financial Advisor",
                                         "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the
                                         Merger; Recommendation of the Board of Directors", "--Opinion of
                                         Wasserstein Perella, Financial Advisor to Celadon" and ANNEX C to the
                                         Preliminary Proxy Statement.

Item 10(a).............................  "SUMMARY--Interests of Certain Persons in the Merger",'SPECIAL
                                         FACTORS--Interests of Certain Persons in the Merger", "CERTAIN EFFECTS
                                         OF THE MERGER-- Certain Related Agreements"; and "SECURITY OWNERSHIP OF
                                         CERTAIN BENEFICIAL OWNERS AND MANAGEMENT".

Item 10(b).............................  Not applicable.

ITEM IN SCHEDULE 13E-3                                         LOCATION IN PROXY STATEMENT
---------------------------------------  ------------------------------------------------------------------------
Item 11................................  "SUMMARY--The Special Meeting", "--Certain Related Agreements"; "SPECIAL
                                         MEETING--Quorum; Required Vote"; "SPECIAL FACTORS--Interests of Certain
                                         Persons in the Merger", "CERTAIN EFFECTS OF THE MERGER-- Certain Related
                                         Agreements" and Exhibits (c)(1)and (c)(2), separately included herewith.

Item 12(a) and (b).....................  "SUMMARY--The Special Meeting", "--Recommendation of the Board"; "THE
                                         SPECIAL MEETING--Quorum; Required Vote"; "SPECIAL FACTORS--Reasons for
                                         the Merger; Recommendation of the Board of Directors", "--Position of
                                         Odyssey and Merger Sub as to Fairness of the Merger", and "--Interests
                                         of Certain Persons in the Merger--Voting Agreement".

Item 13(a).............................  "SUMMARY--Appraisal Rights" and "CERTAIN EFFECTS OF THE MERGER--
                                         Appraisal Rights".

Item 13(b).............................  Not applicable.

Item 13(c).............................  Not applicable.

Item 14(a).............................  "SUMMARY--Selected Historical Consolidated Financial Information", and
                                         "SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION" and Exhibit (g)
                                         separately included herewith.

Item 14(b).............................  "Summary--Unaudited Proforma Condensed Consolidated Financial
                                         Information" and "UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL
                                         INFORMATION".

Item 15(a)--(b)........................  "THE SPECIAL MEETING--Record Date; Solicitation and Revocability of
                                         Proxies".

Item 16................................  Copies of each of the Preliminary Proxy Statement, Letter to
                                         Stockholders and Notice of Special Meeting of Stockholders separately included herewith as Exhibit (d).

Item 17................................  Separately included herewith as Exhibits.

ITEM 1. ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.

    (a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--The Parties to the Merger" and "THE SPECIAL MEETING--Record Date, Solicitation and Revocability of Proxies" of the Preliminary Proxy Statement is incorporated herein by reference.

    (c) and (d) The information set forth in "SUMMARY--Market Prices; Dividends" and "MARKET PRICES AND DIVIDENDS" of the Preliminary Proxy Statement is incorporated herein by reference.

    (e) Not applicable.


    (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) This Statement is being filed by Merger Sub, Odyssey and the Company, which is the issuer of the Celadon Common Stock, the class of equity securities to which this Statement relates (collectively the "Filing Persons").

    The information set forth on the Outside Front Cover Page and in "SUMMARY--The Parties to the Merger", "MERGER SUB AND ODYSSEY" and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Preliminary Proxy Statement is incorporated herein by reference.

    (e) and (f) During the last five years, none of the Filing Persons, nor to the best of their knowledge any of the officers, directors, control persons or general partners of the Filing Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) Not applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a) and (b) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--Terms of the Merger", "--Effective Time", "--Conditions to Consummation of the Merger", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "--No Solicitation; Fiduciary Duties", "-- Termination; Fees and Expenses",'--Appraisal Rights"; "SPECIAL FACTORS-Interests of Certain Persons in the Merger", "--Certain Related Agreements", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" and ANNEX A of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


    (a) The information set forth on the Outside Front Cover Page and in "SUMMARY--Terms of the Merger", "--Effective Time", "--Conditions to Consummation of the Merger"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT"; and ANNEX A to the Preliminary Proxy Statement is incorporated herein by reference.


    (b) Not applicable.

    (c) The information set forth in "SUMMARY--Certain Effects of the Merger"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Board of Directors and Officers of the Surviving Corporation"; and "DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION" of the Preliminary Proxy Statement is incorporated herein by reference.

    (d)-(g) The information set forth in "SUMMARY--Terms of the Merger", "--Certain Effects of the Merger", "--Market Prices; Dividends"; "SPECIAL FACTORS--Certain Effects of the Merger"; "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Treatment of Securities in the Merger"; and "MARKET PRICES AND DIVIDENDS" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(d) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


    (a)-(d) The information set forth on the Outside Front Cover Page and in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "--Opinion of Financial Advisor", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "--Certain Effects of the Merger", "--Certain Federal Income Tax Consequences of the Merger", "--Appraisal Rights"; and "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Purposes and Reasons of Odyssey and Merger Sub for the Merger", "--Opinion of Wasserstein Perella, Financial Advisor to Celadon", "--Interests of Certain Persons in the Merger", "--Certain Effects of the Merger", "--Certain Federal Income Tax Consequences of the Merger", and "--Appraisal Rights", "--Certain Related Agreements" of the Preliminary Proxy Statement is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(b) The information set forth in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors" and "--Position of Odyssey and Merger Sub as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.


    (c) The information set forth in "SUMMARY--The Special Meeting", "--Conditions to Consummation of the Merger"; "THE SPECIAL MEETING--Quorum; Required Vote" and "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors" of the Preliminary Proxy Statement is incorporated herein by reference.


    (d) The information set forth in "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", and "--Position of Odyssey and Merger Sub as to Fairness of the Merger" is incorporated herein by reference.

    (e) The information set forth in "SPECIAL FACTORS--Background of the Transaction" and "--Reasons for the Merger; Recommendation of the Board of Directors" of the Preliminary Proxy Statement is incorporated herein by reference.

    (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The information set forth in "SUMMARY--Reasons for the Merger", "--Opinion of Financial Advisor", "SPECIAL FACTORS-- Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Opinion of Wasserstein Perella, Financial Advisor to Celadon" and ANNEX B of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a) The information set forth in "SUMMARY--Interests of Certain Persons in the Merger"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger", "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Preliminary Proxy Statement is incorporated herein by reference.

    (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "SUMMARY--Interests of Certain Persons in the Merger", "CERTAIN EFFECTS OF THE MERGER--Certain Related Agreements", "SPECIAL FACTORS--Interests of Certain Persons in the Merger" and "--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference. See also Exhibits (c)(1) and(c)(2) attached hereto.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN
  PERSONS WITH REGARD TO THE TRANSACTION.

    (a) and (b) The information set forth in "SUMMARY--The Special Meeting", "-Recommendation of the Board"; "THE SPECIAL MEETING--Quorum; Required Vote"; "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", "--Position of Odyssey and Merger Sub as to Fairness of the Merger", and "--Interests of Certain Persons in the Merger--Voting Agreement" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in "SUMMARY--Appraisal Rights" and "CERTAIN EFFECTS OF THE MERGER--Appraisal Rights" of the Preliminary Proxy Statement is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.


    (a) The information set forth in "SUMMARY--Selected Historical Consolidated Financial Information" and "SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION" of the Preliminary Proxy Statement is incorporated herein by reference. In addition, the audited consolidated financial statements of the Company for the fiscal year ended June 30, 1998, a copy of which is attached hereto as Exhibit (g), is incorporated herein by reference.


    (b) The information set forth in "SUMMARY--Unaudited Pro Forma Condensed Consolidated Financial Information" and "UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) and (b) The information set forth in "THE SPECIAL MEETING--Record Date, Solicitation and Revocability of Proxies" of the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    Additional information concerning the Merger is set forth in the preliminary copies of each of the Preliminary Proxy Statement, Letter to Shareholders and Notice of Special Meeting of Stockholders which are attached hereto as Exhibit
(d).

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Bridge Commitment Letter from Bankers Trust Corporation to Merger Sub dated June 23, 1998.

    (a)(2) Bank Loan Commitment Letter from General Electric Capital Corporation to Merger Sub dated June 23, 1998.

    (b)(1) Fairness Opinion, dated as of June 22, 1998, delivered by Wasserstein Perella & Co., (filed herewith as Annex C to the Preliminary Proxy Statement, which is filed as Exhibit (d) hereto).


    (b)(2) Materials Prepared for the Board of Directors of the Company, dated June 22, 1998, delivered by Wasserstein Perella & Co.


    (c)(1) Merger Agreement (filed herewith as Annex A to the Preliminary Proxy Statement, which is filed as Exhibit (d) hereto).

    (c)(2) Voting Agreement, dated as of June 23, 1998 among Merger Sub, Stephen Russell and Hauseatic Corporation.

    (d) Copies of each of the Preliminary Proxy Statement of the Company, Letter to Stockholders, and Notice of Special Meeting of Stockholders.

    (e) Section 262 of the Delaware General Corporation Law (filed herewith as Annex B to the Preliminary Proxy Statement, which is filed as Exhibit (d) hereto).

    (f) None.


    (g) The audited consolidated financial statements of the Company for the fiscal year ended June 30, 1998.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 7, 1998


                                CELADON GROUP, INC.

                                By:             /s/ STEPHEN RUSSELL
                                     -----------------------------------------
                                                  Stephen Russell
                                      PRESIDENT, CHIEF EXECUTIVE OFFICER, AND
                                                      CHAIRMAN

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 7, 1998


                                LAREDO ACQUISITION CORP.

                                By:               /s/ BRIAN KWAIT
                                     ------------------------------------------
                                                 Name: Brian Kwait
                                                  Title: PRESIDENT

                                ODYSSEY INVESTMENT PARTNERS FUND, LP

                                By:  ODYSSEY CAPITAL PARTNERS, LLC,
                                     its General Partner

                                By:              /s/ STEPHEN BERGER
                                     ------------------------------------------
                                                Name: Stephen Berger
                                           Title: SENIOR MANAGING MEMBER

                                By:               /s/ BRIAN KWAIT
                                     ------------------------------------------
                                                 Name: Brian Kwait
                                               Title: MANAGING MEMBER

                                 EXHIBIT INDEX


EXHIBIT NO.                                           DESCRIPTION                                             PAGE
-----------  ---------------------------------------------------------------------------------------------  ---------

(a)(1)       Bridge Commitment Letter from Bankers Trust Corporation to Merger Sub dated June 23, 1998.*

(a)(2)       Bank Commitment Letter from General Electric Capital Corporation to Merger Sub dated June 23,
               1998.*

(b)(1)       Fairness Opinion, dated as June 22, 1998, delivered by Wasserstein Perella & Co., (filed herewith as Annex C to the Preliminary Proxy Statement, which is filed as Exhibit (d)
               hereto).*

(b)(2)       Materials Prepared for the Board of Directors of the Company, dated June 22, 1998, delivered by Wasserstein Perella & Co.**

(c)(1)       Merger Agreement (filed herewith as Annex A to the Preliminary Proxy Statement, which is filed as Exhibit (d) hereto).*

(c)(2)       Voting Agreement, dated as of June 23, 1998 among Merger Sub, Stephen Russell and Hauseatic
               Corporation.*

(d)          Copies of each of the Preliminary Proxy Statement of the Company, Letter to Stockholders, and
               Notice of Special Meeting of Stockholders.*

(e)          Section 262 of the Delaware General Corporation Law (filed herewith as Annex B to the
               Preliminary Proxy Statement, which is filed as Exhibit (d) hereto).*

(f)          None.

(g)          The audited consolidated financial statements of the Company for the fiscal year ended June
               30, 1998.*


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*   Filed previously



**  Filed herewith


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